January 7, 2020

VIA EDGAR

Ms. Jacqueline Kaufman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Luckin Coffee Inc. (CIK No. 0001767582)
Registration Statement on Form F-1 (File No. 333-235836)

Dear Ms. Jacqueline Kaufman:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Luckin Coffee Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”) be accelerated to and that the Registration Statement become effective at 6:00 p.m., Eastern Time, on January 9, 2020, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Davis Polk & Wardwell LLP.

The Company understands that the representatives of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

[Signature page follows]

Very truly yours,

Luckin Coffee Inc.

By:	/s/ Reinout Hendrik Schakel
	Name:	Reinout Hendrik Schakel
	Title:	Chief Financial Officer and Chief Strategy Officer

[Signature Page to Issuer Acceleration Request]